EXHIBIT 99.1

illumin Announces Intention to Voluntarily Delist from NASDAQ illumin’s Shares Will Continue to Trade on the Toronto Stock Exchange

TORONTO and NEW YORK, Sept. 01, 2023 (GLOBE NEWSWIRE) -- illumin Holdings Inc. (TSX:ILLM, Nasdaq:ILLM) (“illumin” or the “Corporation”) today announced that it has notified the NASDAQ Stock Market LLC (“NASDAQ”) of its intention to voluntarily delist its common shares (“Shares”) from The Nasdaq Stock Market (“NASDAQ”). Shares will continue to trade on the Toronto Stock Exchange (“TSX”).

With the majority of its Shares trading on the TSX, illumin believes the costs and administrative requirements associated with maintaining a dual listing are not justified at this time. The decision to voluntarily delist the Shares from NASDAQ was first announced by the Corporation in a press release on July 26, 2023.

The Corporation plans to file a Form 25 with the Securities Exchange Commissions (the “SEC”) and expects that its Shares will cease trading on NASDAQ on or about September 11, 2023. The Corporation’s financial statements, press releases and other information will continue to be available on SEDAR+ at www.sedarplus.com, on EDGAR at www.sec.gov and on its website at illumin.com.

Forward-Looking Statements

This press release contains “forward-looking statements” under applicable securities laws with respect to the Corporation including, without limitation, statements regarding the Corporation’s strategic and operational plan, including the intention to delist the Shares from NASDAQ. Although the Corporation believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Corporation. Actual results or events may differ materially from those expressed or implied by such forward- looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include the ability of the Corporation to execute its plan for delisting the Shares and risk factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under “Risk Factors” in the Corporation’s most recent Annual Information Form and annual Management Discussion and Analysis, which also form part of the Corporation’s annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Corporation assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

About illumin:

illumin is a journey advertising platform that enables marketers to reach consumers at every stage of their journey by leveraging advanced machine learning algorithms and real-time data analytics. The company’s mission is to illuminate the path for brands to connect with their customers through the power of data-driven advertising. Headquartered in Toronto, Canada, illumin serves clients across North America, Latin America, and Europe.

For further information, please contact:

Daniel Gordon Investor Relations Manager Illumin Holdings 416-218-9888 investors@illumin.com	Babak Pedram Investor Relations – Canada Virtus Advisory Group Inc. 416-646-6779 bpedram@virtusadvisory.com	David Hanover Investor Relations – U.S. KCSA Strategic Communications 212-896-1220 dhanover@kcsa.com